UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Commission File Number: 001-38505

CLPS INCORPORATION

(Translation of registrant’s name into English)

c/o 2nd Floor, Building 18, Shanghai Pudong Software Park, 498 Guoshoujing Road

Pudong, Shanghai 201203, People’s Republic of China

Tel: +86-21-31268010

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): -.

Other Information

On March 22, 2019, CLPS Incorporation (the “Company”) held Annual Meeting of its Shareholders in Shanghai, China. The record date for the Annual Meeting was February 21, 2019; as of the record date, the Company had 13,813,821 shares outstanding and entitled to vote at the meeting.

At the Annual Meeting the Company’s shareholders (i) elected Xiao Feng Yang, Raymond Ming Hui Lin, Jin He Shao, Kewei Huang and Kathryn Amooi, (ii) ratified the appointment of Ernst & Young Hua Ming LLP as the Company’s independent registered public accounting firm for the year ending June 30, 2019, and (iii) approved the 2019 Equity Incentive Plan, each of the proposals with the following vote:

1.	Election of Directors.

	For	Withheld
Xiao Feng Yang	11,413,638	812
Raymond Ming Hui Lin	11,413,638	812
Jin He Shao	11,413,638	812
Kewei Huang	11,413,638	812
Kathryn Amooi	11,413,646	804

2.	Ratification of the appointment of Ernst & Young Hua Ming LLP as independent auditors.

For	Against	Abstain

11,414,218	224	8

3.	Approval of the 2019 Equity Incentive Plan.

For	Against	Abstain

11,410,373	3,019	1,058

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLPS Incorporation

Dated: March 26, 2019	By:	/s/ Raymond Ming Hui Lin
	Name:	Raymond Ming Hui Lin
	Title:	Chief Executive Officer

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